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                            August 16, 2021

       Andrew W. Evans
       Chief Financial Officer
       The Southern Company
       30 Ivan Allen Jr. Boulevard N.W.
       Atlanta, GA 30308

                                                        Re: The Southern
Company
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 001-03526

       Dear Mr. Evans:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Southern Company Gas
       Performance and Non-GAAP Measures, page II-36

   1. We note you present the non-GAAP contribution measure "Adjusted Operating Margin"
                                                        and reconcile it to
operating income. We also note similar presentation in your Form 10-
                                                        Q for the quarter ended
June 30, 2021. Please reconcile your non-GAAP measure to the most directly
comparable GAAP measure, gross profit, as calculated on a GAAP basis.
                                                        Refer to Item
10(e)(1)(i)(B) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew W. Evans
The Southern Company
August 16, 2021
Page 2

       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAndrew W. Evans                        Sincerely,
Comapany NameThe Southern Company
                                                         Division of
Corporation Finance
August 16, 2021 Page 2                                   Office of Energy &
Transportation
FirstName LastName